File Number: 82-4688

Trivalence
Mining Corporation



SUPPL

NEWS RELEASE

DIAMOND SALE

TRIVALENCE MINING CORPORATION (TMI:TSXV, TMIGF:NASD OTCBB) March 26, 2003
The Company is pleased to report that it completed its second diamond sale of year 2003. Production from the Company's Aredor diamond mine was sold in Antwerp, Belgium. The Aredor sale consisted of four parcels of gem quality diamonds totaling 2,405 carats that sold for US$994,761 for an average of US$414 per carat and one parcel of industrial diamonds totaling 3,819 carats that sold for US$162,310 an average of US$42 per carat. All diamonds in the sale were derived from the Company's 85% owned Aredor alluvial mine in the Republic of Guinea, West Africa.

Trivalence Mining Corporation is a publicly traded Company with two producing mines located in the Republic of Guinea, West Africa and in the Republic of South Africa. In addition to its mining operations, Company has a joint venture for Kimberlite exploration in the Republic of Botswana, with Tinto Botswana (a subsidiary of Rio Tinto).



Waseem Rahman
Director


03050198

For further information, contact
Omair Choudhry
Phone: (604) 684-2401
Toll Free: 1-888-273-3671
Website: www.trivalence.com
Facsimile: (604) 684-2407
Email: tmi@trivalence.com

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.


SEC MAIL
RECEIVED
PROCESSING
APR 08 2003
WASH. D.C.
155
SECTION